UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Boise Cascade Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

09739D100

(CUSIP Number)

March 3, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Boise Cascade Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

All percentages set forth on this cover page to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2014.

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Forest Products Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

All percentages set forth on this cover page to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 28, 2014.

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Madison Dearborn Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) PN

All percentages set forth on this cover page to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 28, 2014.

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Madison Dearborn Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) PN

All percentages set forth on this cover page to this Schedule 13G were calculated based on 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 28, 2014.

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Madison Dearborn Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)

	6	Shared Voting Power 11,537 (See Item 4)

	7	Sole Dispositive Power 0 (See Item 4)

	8	Shared Dispositive Power 11,537 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,537 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.03% (See Item 4)

12	Type of Reporting Person (See Instructions) OO

All percentages set forth on this cover page to this Schedule 13G were calculated based on (i) 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 28, 2014 and (ii) in accordance with Rule 13d-3, the 6,069 restricted stock units (as described in Item 4a) that may be deemed to be beneficially owned by this reporting person.

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Paul J. Finnegan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 73,612 (See Item 4)

	6	Shared Voting Power 71,185 (See Item 4)

	7	Sole Dispositive Power 73,612 (See Item 4)

	8	Shared Dispositive Power 71,185 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 144,797 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.37% (See Item 4)

12	Type of Reporting Person (See Instructions) IN

All percentages set forth on this cover page to this Schedule 13G were calculated based on (i) 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 28, 2014 and (ii) in accordance with Rule 13d-3, the 6,069 restricted stock units (as described in Item 4a) that may be deemed to be beneficially owned by this reporting person.

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Samuel M. Mencoff

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 93,016 (See Item 4)

	6	Shared Voting Power 51,783 (See Item 4)

	7	Sole Dispositive Power 93,016 (See Item 4)

	8	Shared Dispositive Power 51,783 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 144,799 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.37% (See Item 4)

12	Type of Reporting Person (See Instructions) IN

All percentages set forth on this cover page to this Schedule 13G were calculated based on (i) 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 28, 2014 and (ii) in accordance with Rule 13d-3, the 6,069 restricted stock units (as described in Item 4a) that may be deemed to be beneficially owned by this reporting person.

CUSIP No. 09739D100		13G/A

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Thomas S. Souleles

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 58,245

	6	Shared Voting Power 11,537 (See Item 4)

	7	Sole Dispositive Power 58,245

	8	Shared Dispositive Power 11,537 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 69,782 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.18% (See Item 4)

12	Type of Reporting Person (See Instructions) IN

All percentages set forth on this cover page to this Schedule 13G were calculated based on (i) 39,365,350 shares outstanding as of February 26, 2014 as disclosed in Boise Cascade Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 28, 2014 and (ii) in accordance with Rule 13d-3, the 6,069 restricted stock units (as described in Item 4a) that may be deemed to be beneficially owned by this reporting person.

Item 1(a)	Name of Issuer: Boise Cascade Company (the “Company”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are at 1111 West Jefferson Street, Suite 300; Boise, Idaho 83702-5389.

Item 2(a)

Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:  Boise Cascade Holdings, L.L.C. (“BC Holdings”); Forest Products Holdings, L.L.C. (“FPH”); Madison Dearborn Capital Partners IV, L.P. (“MDCP IV”); Madison Dearborn Partners IV, L.P. (“MDP IV”); Madison Dearborn Partners, LLC (“MDP”); Paul J. Finnegan; Samuel M. Mencoff; and Thomas S. Souleles (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated March 31, 2014, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 4600; Chicago, Illinois  60602.

Item 2(c)	Citizenship: BC Holdings, FPH, MDCP IV, MDP IV and MDP were organized under the laws of the State of Delaware. Messrs. Finnegan, Mencoff and Souleles are citizens of the United States.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e)	CUSIP Number: 09739D100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
Not applicable.

CUSIP No. 09739D100	13G/A

Item 4	Ownership:
(a)

Amount beneficially owned reflects the following:

•      On February 26, 2014, the Company distributed 2,023 restricted stock units (collectively, the “2013 RSUs”) to each of Mr. Samuel M. Mencoff, Thomas S. Souleles and Matthew W. Norton as non-employee directors of the Company.  The 2013 RSUs vested on February 26, 2014; provided, that they will not be delivered to the subject holders until 60 days after their termination as a director or employee of the Company.

•      FPH holds a majority of the voting common units of BC Holdings and has the right to appoint a majority of the members of the board of directors of BC Holdings.  MDCP IV is the controlling equityholder of FPH.   MDP IV is the general partner of MDCP IV.  MDP is the general partner of MDP IV.  Messrs. Finnegan and Mencoff are the sole members of a limited partner committee of MDP IV that has the power to dispose of the equity units held by MDCP IV.  Mr. Souleles is a managing director of MDP.  Each of Messrs. Finnegan, Mencoff and Souleles are also investors in MDP IV and/or MDCP IV.  Messrs. Mencoff, Souleles and Norton hold the 2013 RSUs for the benefit of MDCP IV, MDP IV and MDP. As a result of these relationships, (i) each of MDCP IV, MDP IV, MDP and Messrs. Finnegan, Mencoff and Souleles has shared voting and dispositive power with respect to the 2013 RSUs and (ii) each of Messrs. Finnegan, Mencoff and Souleles has shared voting and dispositive power with respect to the 5,468 shares of Company common stock held of record by MDP.

•      Mr. Paul J. Finnegan is the record holder of 73,612 shares. Additionally, (i) Glen Lake Partners II, L.P. is the record holder of 7,428 shares; (ii) Paul McCally Finnegan Dynasty Trust is the record holder of 10,444 shares; (iii) Alexander James Finnegan Dynasty Trust is the record holder of 10,444 shares; (iv) Katherine Marie Finnegan Dynasty Trust is the record holder of 10,444 shares; (v) Mary M. Finnegan Dynasty Trust is the record holder of 10,444 shares; (vi) Peter A. Finnegan 2005 Trust is the record holder of 5,222 shares; and (vii) Albert W. McCally 2005 Trust is the record holder of 5,222 shares.  Mr. Finnegan is the trustee of Glen Lake Partners Management Trust I, a general partner of Glen Lake Partners II, L.P. Mr. Finnegan’s wife, Mary M. Finnegan, is the trustee of Glen Lake Partners Management Trust II, the other general partner of Glen Lake Partners II, L.P.  Mrs. Finnegan and Peter Finnegan, Mr. Finnegan’s brother, are co-trustees of each of Paul McCally Finnegan Dynasty Trust, Alexander James Finnegan Dynasty Trust, Katherine Marie Finnegan Dynasty Trust and Mary Finnegan Dynasty Trust. Mrs. Finnegan is trustee of Peter A. Finnegan 2005 Trust and Albert W. McCally 2005 Trust.

•      Mr. Samuel M. Mencoff is the record holder of 93,016 shares. Additionally, Quaker Investors, LLC (“Quaker Investors”) is the record holder of 743 shares; and Bruin Investors, LLC (“Bruin Investors”) is the record holder of 743 shares. Temple Hall Partners, L.P. is the record holder of 38,760 shares. Mr. Mencoff is the trustee of the general partner of Temple Hall Partners, L.P and the sole manager of each of Quaker Investors and Bruin Investors.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Act of 1933, as amended, or for any other purpose, and, except to the extent of their holdings of record and their pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(b)

Percent of class:

BC Holdings: 0.00%

FPH: 0.00%

MDCP IV: 0.00%

MDP IV: 0.00%

MDP: 0.03%

Paul J. Finnegan: 0.37%

Samuel M. Mencoff: 0.37%

Thomas S. Souleles: 0.18%

Except as set forth on the cover of certain pages of this Schedule 13G, all percentages calculated in this Schedule 13G are based upon an aggregate of 39,365,350 shares of Common Stock outstanding as of February 26, 2014 as disclosed in the Company’s Annual Report on Form 10-K filed on February 28, 2014.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

CUSIP No. 09739D100	13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2014

By:	/s/ Paul J. Finnegan
Name:	Paul J. Finnegan

By:	/s/ Samuel M. Mencoff
Name:	Samuel M. Mencoff

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles

[Signature Page to Schedule 13G]

BOISE CASCADE HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

FOREST PRODUCTS HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

[Signature Page to Schedule 13G]

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Boise Cascade Company may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  March 31, 2014

By:	/s/ Paul J. Finnegan
Name:	Paul J. Finnegan

By:	/s/ Samuel M. Mencoff
Name:	Samuel M. Mencoff

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles

[Signature Page to Exhibit A to Schedule 13G]

BOISE CASCADE HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

FOREST PRODUCTS HOLDINGS, L.L.C.

By:	/s/ John T. Sahlberg
Name:	John T. Sahlberg
Its:	Senior Vice President, Human Resources & General Counsel

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

[Signature Page to Exhibit A to Schedule 13G]